UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No.      )1

Aegerion Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
00767E102
(CUSIP Number)
Jarlyth H. Gibson, Compliance Officer 617-951-9493
C/o Advent International Corporation, 75 State Street, 29th Floor
Boston, MA 02109
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 20 pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00767E102	Schedule 13D	Page	2	of	20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,786,110

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,786,110

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,786,110

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.83%

14	TYPE OF REPORTING PERSON*

CO, IA

CUSIP No.	00767E102	Schedule 13D	Page	3	of	20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		2,755,374

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,755,374

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,755,374

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.65%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	00767E102	Schedule 13D	Page	4	of	20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AHLS III GP Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		2,755,374

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,755,374

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,755,374

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.65%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	00767E102	Schedule 13D	Page	5	of	20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Healthcare and Life Sciences III Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,116,597

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,116,597

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,116,597

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.34%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	00767E102	Schedule 13D	Page	6	of	20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Healthcare and Life Sciences III A Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,638,777

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,638,777

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,638,777

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.31%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	00767E102	Schedule 13D	Page	7	of	20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners HLS III Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		30,736

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,736

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,736

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.17%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	00767E102	Schedule 13D	Page	8	of	20

Item 1.	Security and Issuer
     This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.001 per share (the “Common Stock”), of Aegerion Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is CenterPointe IV, 1140 Route 22 East, Suite 304, Bridgewater, New Jersey 08807. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background
     (a) (b) (c) (f) This statement is being filed by the following entities:
     (1) Advent International Corporation, a Delaware corporation;
     (2) Advent International LLC, a Massachusetts limited partnership;
     (3) AHLS III GP Limited Partnership, a Massachusetts limited partnership;
     (4) Advent Healthcare and Life Sciences III Limited Partnership, a Delaware Islands limited partnership;
     (5) Advent Healthcare and Life Sciences III A Limited Partnership, a Delaware limited partnership;
     (6) Advent Partners HLS III Limited Partnership, a Delaware limited partnership;
     The entities listed in subparagraphs (1) through (6) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person,” and the entities listed in subparagraphs (4) through (6) above are herein collectively referred to as the “Advent Funds” and individually as an “Advent Fund.”
     Advent International Corporation (“AIC”) is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

CUSIP No.	00767E102	Schedule 13D	Page	9	of	20
     Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of AHLS III GP Limited Partnership which in turn is the General Partner of the following entities: Advent Healthcare and Life Sciences III Limited Partnership and Advent Healthcare and Life Sciences III A Limited Partnership. Advent International Corporation is also the General Partner of Advent Partners HLS III Limited Partnership. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.
     The principal business of Advent International Corporation is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent International Corporation, Advent International LLC and AHLS III GP Limited Partnership is to provide risk capital for, and make investments in the securities of, privately held and other businesses.
     (d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
     On August 24, 2005, the Issuer approved the issuance of a 9% Convertible Promissory Note (the “9% Note”) for the Aggregate amount of $250,000. In connection with the note financing, the Reporting Persons acquired beneficial ownership 15,000 shares of Common Stock issued at no cost. A reverse stock split was effected on May 25, 2007 and a second reverse stock split was effected on October 19, 2010 reducing the Reporting Persons beneficial ownership to 4,172 shares of Common Stock. The source of the funds used to loan money to the issuer was derived from the working capital of the Reporting Persons (other than AIC, AI LLC and AHLS III GP, which did not pay for the note but rather acquired beneficial ownership of the note indirectly, through controlled entities).
     On December 15, 2005, the Reporting Persons acquired beneficial ownership of 3,091,583 shares of Series A Convertible Preferred Stock (the “Series A Shares”) for an aggregate price of 5,750,035 and converted, at a 20% discount, their 9% Note (plus accrued interest) issued on August 24, 2005. The source of the funds used to purchase the Preferred Stock was derived from the working capital of the Reporting Persons (other than AIC, AI LLC and AHLS III GP, which did not pay for the shares but rather acquired beneficial ownership of the shares of Preferred Stock indirectly, through controlled entities). The terms of the Series A Shares are set forth in the Issuer’s Third Amended and Restated Certificate of Incorporation, filed with the State of Delaware on October 19, 2010 (the “Pricing Charter”). Pursuant to the Pricing Charter, on October 27, 2010, the closing date of the Issuer’s Initial Public Offering (“IPO”), the Series A Shares plus accrued dividends thereon automatically converted on a 1-for-0.38701117412 basis for an aggregate amount of 1,263,312 shares of Common Stock.

CUSIP No.	00767E102	Schedule 13D	Page	10	of	20
     On November 9, 2007, the Reporting Persons acquired beneficial ownership of 723,241 shares of Series B Convertible Preferred Stock (the “Series B Shares” for an aggregate price of 3,341,373. The source of the funds used to purchase the Preferred Stock was derived from the working capital of the Reporting Persons (other than AIC, AI LLC and AHLS III GP, which did not pay for the shares but rather acquired beneficial ownership of the shares of Preferred Stock indirectly, through controlled entities). The terms of the Series B Shares are set forth in the Issuer’s Pricing Charter. Pursuant to the Pricing Charter, on October 27, 2010, the closing date of the Issuer’s IPO, the Series B Shares plus accrued dividends thereon automatically converted on a 1-for-0.6102765793 basis for an aggregate amount of 441,376 shares of Common Stock.
     On September 2, 2008, December 11, 2008, July 2, 2009, January 28, 2010, June 14, 2010, August 13, 2010 and October 1, 2010 the Reporting Persons purchased 8% Senior Subordinated Convertible Promissory Notes (the “Notes”) in the aggregate principal amount of $5,609,135. The source of the funds used to purchase the Notes was derived from the working capital of the Reporting Persons (other than AIC, AI LLC and AHLS III GP, which did not pay for the loan but rather acquired beneficial ownership of the note indirectly, through controlled entities). On October 27, 2010, the closing date of the Issuer’s IPO, the outstanding principal plus accrued but unpaid interest amounts on the Notes automatically converted into shares of Common Stock at a conversion price equal to 80% of the IPO price per share in accordance with the terms of the Notes. The IPO price was $9.50 per share and as a result the conversion price of the Notes was $7.60 per share. The Reporting Persons acquired 814,092 shares of Common Stock upon the conversion of the Notes.
     In conjunction with the Issuer’s Initial Public Offering, the Advent Funds purchased 263,158 shares of Common Stock, resulting in an increase in beneficial ownership by the Reporting Persons by that amount. The purchase was made at the Initial Public Offering price of $9.50 per share, for an aggregate purchase price of $2,500,001. The source of the funds used to purchase the Common Stock was derived from the working capital of the Reporting Persons (other than AIC, AI LLC and AHLS III GP, which did not pay for the loan but rather acquired beneficial ownership of the note indirectly, through controlled entities). The number of shares indicated as being beneficially owned by the Reporting Persons in this Schedule 13D gives effect to the purchase of such shares in the IPO.

Item 4.	Purpose of Transaction.
     The Reporting Persons acquired the securities of the Issuer strictly for investment purposes. The Reporting Persons intend to periodically review their investment in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Issuer by acquiring additional Securities, or by disposing of all or a portion of the Securities now held.
     The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting

CUSIP No.	00767E102	Schedule 13D	Page	11	of	20
Persons may exercise their rights under the Investor Rights Agreement, as defined below.
     Other than as set forth in this statement and as set forth in the Investor Rights Agreement, as defined below, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule A hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
     (a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 17,603,236 shares of Common Stock outstanding as November 2, 2010). The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

CUSIP No.	00767E102	Schedule 13D	Page	12	of	20

			Number of
			Shares
	Number of	Percentage	Purchased
	Shares	of Common	in
Reporting	Beneficially	Stock	Past 60
Person	Owned	Outstanding	Days

Advent International Corporation (1)(2)(3)	2,786,110	15.83%	263,158
Advent International LLC (1) (2)	2,755,374	15.65%	260,263
AHLS III GP Limited Partnership (1) (2)	2,755,374	15.65%	260,263
Advent Healthcare and Life Sciences III Limited Partnership (2)	1,116,597	6.34%	105,473
Advent Healthcare and Life Sciences III A Limited Partnership (2)	1,638,777	9.31%	154,790
Advent Partners HLS III Limited Partnership(3)	30,736	0.17%	2,895

Total Group	2,786,110	15.83%	263,158

(1)	Advent International Corporation (“AIC”) is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner AHLS III GP (“AHLS III GP”) Limited Partnership which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC, AI LLC and AHLS III GP derive from such power.

(2)	Advent International Corporation (“AIC”) is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner

CUSIP No.	00767E102	Schedule 13D	Page	13	of	20

of AHLS III GP Limited Partnership (“AHLS III GP”) which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities of Advent Healthcare and Life Sciences III Limited Partnership and Advent Healthcare and Life Sciences III A Limited Partnership. The beneficial ownership of AIC, AI LLC and AHLS III GP derive from such power.

(3)	Advent International Corporation (“AIC”) is the General Partner the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities of Advent Partners HLS III Limited Partnership. The beneficial ownership of AIC derives from such power.
     (b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.
     (c) Other than the acquisition of the Securities described in Item 3 above and the purchase of the number of shares of Common Stock as set forth in the table included in Item 3 above under the column captioned “Shares Purchased in Past 60 Days,” none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days. The shares indicated as being purchased in the table included in Item 3 above were purchased by the Advent Funds in the IPO, resulting in an increase in the beneficial ownership of shares of Common Stock by all the Reporting Persons.
     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Amended and Restated Investor Rights Agreement
     The Advent Funds and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into an Amended and Restated Investor Rights Agreement dated November 9, 2007 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.
Demand Registration Rights
     Subject to certain conditions, if the Issuer receives a written request from Holders of Registrable Securities holding at least a majority of the Registrable Securities then outstanding (the “Initiating Holders”) that the Issuer file a registration statement (a “Demand Registration”) under the Securities Act covering the registration of the Registrable Securities then held by such Holders, then the Issuer shall, within 180 days of the receipt thereof, and subject to specified conditions and limitations, use its best efforts to effect the

CUSIP No.	00767E102	Schedule 13D	Page	14	of	20
registration under the Securities Act of all Registrable Securities that all holders request to be registered.
     The Issuer shall not be required to effect such a registration:
     after the Issuer has effected one such Demand Registration;
     after the effective date of a registration statement filed by the Issuer covering a firm commitment underwritten public offering and prior to the later to occur of the completion of the period of distribution for such offering or 90 days after the effective date of such registration statement; or
     if the Issuer’s Board of Directors reasonably determines, upon the advice of counsel, that registration of the Registrable Securities would interfere with any material, non-public transaction involving the Issuer, in which case the Issuer may defer the filing of the registration statement for up to 90 days (but may not exercise this deferral right more than once in any 12-month period).
Piggyback Registration Rights
          Except with respect to an initial public offering of the Issuer’s securities or registration statements of Forms S-4 and S-8, the Holders of the Regstriable Securities also have piggyback registration rights under the Investor Rights Agreement. Under these provisions, if the Issuer registers any securities for public sale, including pursuant to any stockholder-initiated Demand Registration, these holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to priority rights of stockholders having demand registration rights in any Demand Registration.
Form S-3 Registration Rights
          If the Issuer is eligible to file a registration statement on Form S-3, the Holders of the Registrable Securities have the right, on one or more occasions, to request registration on Form S-3 of the sale of Registrable Securities held by such holder provided such securities are anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $2.5 million. The Issuer has the ability to delay the filing of such registration statement under specified conditions, including if the Issuer’s Board of Directors reasonably determines that the registration of the Registrable Securities would interfere with any material, non-public transaction involving the Issuer. Such postponement cannot exceed 90 days during any 12-month period. The Issuer is not obligated to effect more than one registration of Registrable Securities on Form S-3 in any 12-month period.
Expenses of Registration
          Under the Investor Rights Agreement, subject to certain conditions, exceptions and limitations, the Issuer is required to pay all registration expenses, other than underwriting discounts and commissions, related to any Demand, piggyback or Form S-3 registration, including reasonable attorneys’ fees and disbursements of one counsel for the Holders of Registrable Securities in an amount not to exceed an aggregate of $35,000. All underwriting discounts and commissions in connection with any Demand, piggyback or Form S-3 registration shall be borne by the

CUSIP No.	00767E102	Schedule 13D	Page	15	of	20
participating sellers in proportion to the number of shares registered by each, or by such participating sellers other than the Issuer (except to the extent the Issuer shall be a seller) as they may agree.
Indemnification
          The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer and each selling stockholder is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement due to information provided by such stockholder provided that such information was not changed or altered by the Issuer.
Termination
          Shares of Common Stock cease to be Registrable Securities under the Investor Rights Agreement, and a stockholder party’s ability to initiate a registration or exercise its piggyback registration rights terminates, upon the earlier of:
     with respect to any Holder of not more than 100,000 Registrable Securities, the date such stockholder is able to dispose of all its Registrable Securities in any 90-day period pursuant to Rule 144 under the Securities Act; or
     October 27, 2015, which is the fifth anniversary of the closing of the Issuer’s initial public offering.
Lock-up Agreement
          The Advent Funds, along with all of the Issuer’s officers and directors and substantially all of the Issuer’s stockholders, have agreed that, subject to certain limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Leerink Swann LLC and Lazard Capital Markets LLC for a period of 180 days after October 22, 2010 (such period, the “Lock-up Period”).
          In the event that either (1) during the last 17 days of the Lock-up Period, the Issuer releases earnings results or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the Lock-up Period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in either case the expiration of the Lock-up Period will be extended until the expiration of the 180-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event.
          The foregoing description of the terms of the Investor Rights Agreement and the Lock-up Agreement is intended as a summary only and is

CUSIP No.	00767E102	Schedule 13D	Page	16	of	20
qualified in its entirety by reference to the Investor Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Statement and incorporated by reference herein.
          Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

*Exhibit 2:	Second Amended and Restated Investor Rights Agreement by and among the Issuer and the other persons and entities party thereto, dated November 9, 2007 (Incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement of Form S-1 (File No. 333-168721), filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2010).

*Exhibit 3:	Form of Lock-up Agreement (Incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-168721), filed with the SEC on October 7, 2010).

*	Incorporated by reference.
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CUSIP No.	00767E102	Schedule 13D	Page	17	of	20
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 10, 2010

Advent Healthcare and Life Sciences III Limited Partnership
Advent Healthcare and Life Sciences III A Limited Partnership
By:	AHLS III GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent Partners HLS III Limited Partnership
By:	Advent International Corporation, General Partner
By:	Jarlyth H. Gibson, Compliance Officer*

AHLS III GP Limited Partnership
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International LLC
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International Corporation
By:	Jarlyth H. Gibson, Compliance Officer*

*	For all of the above:

/s/ Jarlyth H. Gibson
Jarlyth H. Gibson, Compliance Officer
__________________________

CUSIP No.	00767E102	Schedule 13D	Page	18	of	20
SCHEDULE A
     The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.
I. Advent International Corporation

	Position with	Principal
	Advent International	Occupation
Name	Corporation	(if different)

Peter A. Brooke	Chairman

Thomas H. Lauer	Senior Vice President Managing Partner Chief Operating Officer Executive Officers’ Committee Member

Richard F. Kane	Senior Vice President of Operations and Business Development Managing Director Chief Compliance Officer Assistant Secretary

Eileen Sivolella	Senior Vice President Managing Director Chief Financial Officer Treasurer Assistant Secretary

Andrew D. Dodge	Vice President Legal Counsel Assistant Compliance Officer Secretary

Jarlyth H. Gibson	Compliance Officer

Ernest G. Bachrach	Executive Officers’ Committee Member

Humphrey W. Battcock	Executive Officers’ Committee Member

Ralf Huep	Executive Officers’ Committee Member

David M. Mussafer	Director Executive Officers’ Committee Member

William C. Schmidt	Executive Officers’ Committee Member

Steven M. Tadler	Director Executive Officers’

CUSIP No.	00767E102	Schedule 13D	Page	19	of	20

	Position with	Principal
	Advent International	Occupation
Name	Corporation	(if different)

Committee Member

John F. Brooke	Director	General Partner of Brooke Private Equity

Mark Hoffman	Director	Chairman of Cambridge Research Group
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